Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
       Tel: (206) 522-2256 / Fax: (206) 260-0111 / E-mail: tpuzzo@msn.com

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                  April 9, 2012

VIA EDGAR

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re: Online Tele-Solutions Inc.
         Preliminary Information Statement on Schedule 14C
         Filed March 12, 2012
         File No. 000-54342

Dear Ms. Ransom:

     Pursuant to the staff's comment letter dated April 5, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 1 to the Company's Preliminary Information Statement on
Schedule 14C (the "Schedule 14C") was filed with the Commission via EDGAR on April 9, 2012.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the
Schedule 14C.

GENERAL

1. WE NOTE THAT YOU ARE SEEKING APPROVAL OF AN AMENDMENT TO YOUR ARTICLES OF INCORPORATION IN ORDER TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF YOUR COMMON STOCK AVAILABLE FOR ISSUANCE. WE FURTHER NOTE THAT, AMONG OTHER USES, THE UNISSUED SHARES OF COMMON STOCK WILL BE AVAILABLE FOR "ACQUISITION TRANSACTIONS." PLEASE TELL US IF THIS INCREASE IN SHARES IS NECESSARY IN ORDER TO COMPLETE ANY PARTICULAR ACQUISITION. IF AN INCREASE IN AUTHORIZED COMMON SHARES IS NECESSARY TO COMPLETE AN ACQUISITION CONTEMPLATED AT THIS TIME, PLEASE REVISE YOUR PROXY STATEMENT TO INCLUDE THE INFORMATION REQUIRED BY ITEM 14 OF SCHEDULE 14A. IF NOT, PLEASE STATE THAT YOU HAVE NO SUCH PLANS, PROPOSALS OR ARRANGEMENTS, WRITTEN OR OTHERWISE, AT THIS TIME TO ISSUE ANY OF THE ADDITIONAL AUTHORIZED SHARES OF COMMON STOCK IN CONNECTION WITH A MERGER OR ACQUISITION. REFER TO NOTE A TO
     SCHEDULE 14A.

Company response: The Company has revised its disclosure on page 5 to state:
"Online Tele-Solutions has (i) no present plans or commitments for the issuance or use of the proposed additional shares of common stock in connection with any financing, and (ii) no plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock in connection with a merger or acquisition."

I. AMENDMENT TO THE ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED COMMON STOCK, PAGE 5

2. WE NOTE YOUR STATEMENT IN THE FIRST PARAGRAPH OF THIS SECTION THAT "THE PAR VALUE OF EACH SHARE OF COMMON STOCK SHALL BE INCREASED FROM $0.001 PER SHARE TO $0.0001 PER SHARE." PLEASE EXPLAIN TO US HOW THIS CONSTITUTES AN INCREASE IN THE AUTHORIZED PAR VALUE, OR REVISE TO STATE THAT THE PAR VALUE WILL DECREASE TO $0.0001 PER SHARE.

Company response: The Company has revised its disclosure on page 5 to state the par value will decrease to $0.0001 per share.

3. YOUR STATEMENTS REGARDING THE NUMBER OF AUTHORIZED COMMON SHARES PRIOR TO THE BOARD'S RECOMMENDATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES ARE INCONSISTENT. IN THIS REGARD, WE NOTE THAT IN THE FIRST PARAGRAPH OF THIS SECTION YOU STATE THAT THE NUMBER OF AUTHORIZED SHARES WILL INCREASE "FROM 75,000,000" SHARES AND IN THE SECOND PARAGRAPH YOU STATE THAT YOU CURRENTLY HAVE 50,000,000 SHARES OF AUTHORIZED COMMON STOCK. WE ALSO NOTE THAT YOUR ARTICLES OF INCORPORATION FILED AS EXHIBIT 3.1 TO YOUR REGISTRATION STATEMENT ON FORM S-1 FILED ON OCTOBER 29, 2009 REFLECTS 50,000,000 AUTHORIZED SHARES. PLEASE REVISE FOR CONSISTENCY.

Company response: The Company has revised its disclosure on page 5 to change ""from 75,000,000" to "from 50,000,000", consistent with its Articles of Incorporation and disclosure elsewhere in the Schedule 14C.

II. AMENDMENT TO ARTICLES OF INCORPORATION TO EFFECT A FORWARD STOCK SPLIT AT A RATIO OF THIRTY-FOR-ONE, PAGE 6

4. WE NOTE SEVERAL REFERENCES THROUGHOUT THIS SECTION, INCLUDING IN THE RISK FACTORS BEGINNING ON PAGE 7, TO THE MARKET FOR OR MARKET PRICE OF YOUR COMMON STOCK. HOWEVER, IT DOES NOT APPEAR THAT THERE IS CURRENTLY ANY MARKET FOR YOUR COMMON STOCK. PLEASE THOROUGHLY REVISE THIS SECTION TO CLARIFY THE FACT THAT THERE IS NOT CURRENTLY A MARKET FOR YOUR COMMON STOCK, AND REMOVE YOUR REFERENCES TO SUCH A MARKET, OR TELL US WHY IT IS NOT APPROPRIATE TO DO SO.

Company response: The Company has removed the entire section titled Certain Risks Associated with the Forward Stock Split, on pages 8 and 9, because each risk factor in such section discussed the market price of the Company's common stock.

CERTAIN RISKS ASSOCIATED WITH THE FORWARD STOCK SPLIT, PAGE 7


5. WE NOTE REFERENCES IN THE FIRST AND SECOND RISK FACTORS ON PAGE 7 TO THE REDUCTION IN THE NUMBER OF SHARES OUTSTANDING AFTER THE FORWARD STOCK SPLIT. HOWEVER, THIS IS INCONSISTENT WITH YOUR DISCLOSURE ELSEWHERE THAT INVESTORS WILL RECEIVE 30 SHARES FOR EACH SHARE THAT THEY CURRENTLY HOLD, INCREASING THE NUMBER OF SHARES OUTSTANDING. PLEASE REVISE OR ADVISE.

Company response: The Company has removed the first and second risk factors on page 7.

PRINCIPAL EFFECTS OF THE FORWARD STOCK SPLIT, PAGE 8

GENERAL CORPORATE CHANGE, PAGE 8

6. PLEASE CLARIFY THE WAY IN WHICH YOU PLAN TO AFFECT THE FORWARD STOCK SPLIT. IN THIS REGARD, WE NOTE YOUR DISCLOSURE ON PAGE 6 THAT THE RATIO FOR THE FORWARD STOCK SPLIT IS 30:1 AND THAT THE NUMBER OF SHARES OF COMMON STOCK ISSUED AND OUTSTANDING WILL INCREASE FROM 2,200,000 TO 66,000,000 AS A RESULT OF THE STOCK SPLIT. HOWEVER, IN THIS SECTION YOU INDICATE THAT INVESTORS WILL FIRST RECEIVE 150 NEW SHARES FOR EACH SHARE OF COMMON STOCK THAT THEY CURRENTLY HOLD, PRIOR TO AFFECTING THE FORWARD STOCK SPLIT. PLEASE REVISE TO CLARIFY.

Company response: The Company has revised its disclosure on page 8 to clarify that investors will receive 30 new shares for each share of common stock issued by changing "150" to "30".

PROCEDURE FOR EFFECTING THE FORWARD STOCK SPLIT AND EXCHANGE OF STOCK CERTIFICATES, PAGE 8

7. PLEASE CLARIFY YOUR REFERENCES IN THIS SECTION TO A REVERSE STOCK SPLIT, AS YOUR DISCLOSURE ELSEWHERE INDICATES THAT YOU ARE CONDUCTING A FORWARD STOCK SPLIT.

Company response: The Company has clarified on page 8 that it is conducting a forward stock split.

Additionally, the Company hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14C and any amendments thereto, including any definitive filing thereof;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                     Very truly yours,


                                     /s/ Thomas E. Puzzo
                                     ---------------------------------
                                     Thomas E. Puzzo